Exhibit 99.6

Corrected: Songzai International Holding Groups Adds Approximately 8.88 Million Tons of Coal Reserve with the Acquisition of Hong Yuan and Sheng Yu
HARBIN, China and Walnut, California, April 23 , 2008 / Market wire / -- Songzai International Holding Group Inc.(the "Company") (OTC Bulletin Board: SGZH), a coal producer and reseller based in China, today announced consolidated financial results for the fourth quarter and full year ended December 31, 2007.

FY2007 Revenue Increases 222.03% to $12.6 Million as compared to $3.8 Million in FY2006

FY2007 Net Income Increases 479.6% to $4.08 Million as compared to $708,000 in FY2006

In addition, on April 4, 2008, the Company closed a previously announced transaction to acquire a 90% equity stake in two Chinese coal mining companies: Heilongjiang Xing An Group Hong Yuan Coal Mining Co., Ltd. ("Hong Yuan") and Heilongjiang Xing An Group Sheng Yu Ming Co., Ltd. ("Sheng Yu"). Under the terms of the acquisition, Songzai issued 8 million shares of its common stock and promissory notes totaling $30 million to the owners of Hong Yuan and Sheng Yu. The 8 million shares areheld in escrow for 2 year as security for certain indemnification obligations of the owners of Hong Yuan and Sheng Yu, except for those shares that may be sold under SEC Rule 144, which will be released from escrow as Rule 144 becomes available for their resale. 60% of the principal amount of the promissory notes are  payable 6 months after the closing of the acquisition,and the balance on the first anniversary of the closing, provided that the entire balance will be due immediately if Songzai receives financing in excess of $30 million.  The owners of Hong Yuan and Sheng Yu also placed the remaining 10% of these companies’ equity in trust for the benefit of Songzai.

“We are pleased with our year-end results for 2007 and the closing of our acquisition of Hong Yuan and Sheng Yu,” said Hongjun Li, President of Songzai. “Hong Yuan and Sheng Yu will together add approximately 8.88 million tons of coal reserve to our company. We look forward to integrating Hong Yuan and Sheng Yu into Songzai and in the process, we will seek synergistic efficiencies.”

This press release corrects the estimated amount of coal reserve from Hong Yuan and Sheng Yu that was quoted by Mr. Hongjun Li in the Company’s press release dated April 10, 2008.

More detailed information about the acquisition of Hong Yuan and Sheng Yu, and Songzai’s 2007 financial results may be found in the Company’s Annual Report on Form 10-K filed with the SEC on April 10, 2008.

For more information, please contact:

Will Lu
IR Officer
Tel: (909) 468-2840
Email: ir@songzaigroup.com

About Songzai International Holding Group Inc.

Songzai is a coal producer and reseller based in China. The company distributes coal to both industrial customers, such as power plants and cement factories, and to individual consumers for home heating.

Forward-looking Statements

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as ''will,'' ''expects,'' ''believes,'' ''anticipates,'' ''intends,'' ''estimates'' and similar terms. Such statements reflect the current view of the Songzai with respect to future events and are subject to risks, uncertainties, assumptions and other factors relating to the coal mine industry and the operations of Songzai. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned. This forward-looking information should be considered only in connection with "Risk Factors" detailed in Songzai's filings with the Securities and Exchange Commission. Songzai assumes no obligations to update any forward-looking statements or information set forth in this press release.